Exhibit 99.5

To:	All Zep Inc. Senior Leaders

From:	John K. Morgan

Date:	April 8, 2015

Re:	Senior Leader Communications Toolkit

Overview

Today marks an important milestone for Zep Inc. As you saw from the press release we circulated earlier today, we announced that we entered into a definitive merger agreement under which a fund managed by New Mountain Capital L.L.C., a private equity firm that invests in market leaders in sustainable growth industries, will acquire Zep Inc. for $20.05 per share in cash.

Since our founding almost 80 years ago, Zep Inc. has been an industry leader and I am confident that this transaction will -allow us to continue to deliver the high quality products and services our customers have come to expect from us, as well as provide additional opportunities for our associates from future growth and business building.

Expectations and Goals

As senior leaders at Zep Inc., you will play an important role in communicating with associates at all levels of our organization about this transaction and what it means for our future. The attached materials are designed to assist you in explaining the transaction and what our associates can expect as this process unfolds.

Attached you will find:

•                  A copy of the press release;

•                  An associate letter that was distributed to all Zep Inc. associates;

•                  A customer letter that will serve as the template for personal letters to our key customers; and

•                  A set of frequently asked questions (FAQ) for your reference when speaking with associates.

It is important to set the right tone from the outset. Keep in mind that how you discuss this transaction will affect how associates under your supervision respond. Please stay confident and forward-looking, and encourage associates to think and act constructively.

In addition, it is important to reiterate that the transaction will not be completed for several months.  We must focus on effectively running the business now and after the deal closes.

As you familiarize yourself with the communications materials, please keep in mind:

•                  During this period, it is important that we speak with one voice. Except for certain company executives, no one is authorized to speak publicly or communicate externally about this announcement on the company’s behalf as there are strict regulations and requirements around disclosing information. Consistent with our existing policy, please be sure that you and your teams refer any inquiries from the media or other external parties to Don De Laria, Vice President of Investor Relations and Communications at 404-350-6266 or don.delaria@zepinc.com.

•                  The attached documents and messages have been approved by legal counsel and may be filed with the SEC. Therefore, it is important that you do not add to or alter these materials or any other communications you may receive in the future regarding the transaction.

•                  Be sensitive to associates’ needs and listen to their concerns. You are a leader and associates will look to you for guidance. It is important that we remain disciplined, so please do not stray from the approved messaging in the attached documents by offering personal opinions about the transaction.

•                  Please encourage associates to remain focused on their day-to-day responsibilities.

Meetings / Webcasts

You should have received an email invitation for a Senior Leader Briefing Call that will be held at 9:00 AM EDT and can be accessed by dialing: 1-412-317-6060.

Separately, we will be hosting an all-associate Town Hall / webcast at 10:00 AM EDT. These meetings will give us the opportunity to further discuss this morning’s announcement and answer additional questions you may have. We hope you attend both events.

Next Steps

In the days ahead please make yourself available to your direct reports to discuss the announcement and answer their questions. You should also emphasize that it is imperative that we all continue to focus on our daily responsibilities.

PLEASE NOTE: It’s always okay to acknowledge that we don’t yet have all of the answers: You will likely receive many questions which you will not be able to answer directly at this time. Please use this answer in those situations:

“That’s a great question and I understand why knowing the answer is important to you. At this point, there’s a lot of work ahead that needs to be done in order to answer your question fully. We will answer your questions as quickly and completely as possible, and will keep you informed of important developments.”

Closing Thoughts

This transaction is a great milestone for Zep Inc. and was made possible by your dedication and hard work. We will be communicating with you as appropriate to provide updates on our progress and ensure that you have the support you need throughout this process.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed acquisition of Zep Inc. by New Mountain Capital and its affiliates.  In connection with the proposed merger, Zep Inc. will file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and other relevant documents. This filing does not constitute a solicitation of any vote or approval. BEFORE MAKING ANY VOTING DECISION, ZEP INC.’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors will be able to obtain a free copy of the proxy statement, when available, and other relevant documents filed by Zep Inc. with the SEC at the SEC’s website at www.sec.gov.  In addition, investors may obtain a free copy of the proxy statement, when available, and other relevant documents from Zep Inc.’s website at www.zepinc.com or by directing a request to: Zep Inc., 1310 Seaboard Industrial Blvd., NW, Atlanta, GA 30318, Attn: Investor Relations, (404) 352-1680.

Participants in the Solicitation

Zep Inc. and its directors, executive officers and certain other members of management and employees of Zep Inc. may be deemed to be “participants” in the solicitation of proxies from the stockholders of Zep Inc. in connection with the proposed merger.  Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Zep Inc. in connection with the proposed merger, which may be different than those of Zep Inc.’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed with the SEC.  Stockholders can find information about Zep Inc. and its directors and executive officers and their ownership of Zep Inc.’s common stock in Zep Inc.’s annual report on Form 10-K for the fiscal year ended August 31, 2014 and in its definitive proxy statement for its most recent annual meeting of stockholders, which was filed with the SEC on November 20, 2014, and in Forms 4 of directors and executive officers filed with the SEC subsequent to that date.  Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement relating to the merger when it is filed with the SEC.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Zep Inc.’s website at www.zepinc.com.